Exhibit 21.0
List of Subsidiaries and Jurisdictions
Name of Subsidiary	Jurisdiction of Organization

Pernix-Niger	Niger, Africa
Pernix-Serka Joint Venture- legal Limited Partnership	United States, Illinois,
Pernix/SHBC Joint Venture	United States
Pernix Techical Works	Dubai, United Arab Emirates
Pernix (Fiji), Limited	Fiji
Telesource SHBC (Fiji), Limited	Fiji
Vanuatu Utilities and Infrastructure Limited	Vanuatu
Pernix-Serka Azerbaijan LLC	Azerbaijan
Pernix-Serka JV Sierre Leone	Sierra Leone
Pernix Group, Inc. Kurdistan	Kurdistan Region of Iraq
Pernix Universal Energy JV	United States